Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202. 220.8412 ericsimanek@eversheds-sutherland.us

January 16, 2024

VIA EDGAR

Bonnie Baynes

Michelle Miller

Jessica Livingston

Sonia Bednarowski

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street N.E.

Washington, D.C. 20549

Re:	COtwo Advisors Physical European Carbon Allowance Trust
Amendment No. 1 to Registration Statement on Form S-1
File No. 333-271910

Dear Mss. Baynes, Miller, Livingston and Bednarowski:

This letter sets forth responses to the written comments received in a letter dated June 28, 2023, regarding Amendment No. 1 to the Registration Statement on Form S-1 (the “Registration Statement”) filed by COtwo Advisors Physical European Carbon Allowance Trust (the “Registrant”) on May 12, 2023 for the purpose of registering shares of the Registrant. Unless otherwise noted, capitalized terms have the same meanings as used in the Registration Statement.

Set forth below are the comments and the Registrant’s response thereto.

Form S-1 filed May 12, 2023

Risk Factors, page 28

1.	Comment: Refer to your response to comment 4 that the fragmented nature of data regarding the EU carbon market and the lack of a centralized market monitoring of the EU carbon market may make it more difficult to identify potential market manipulation and abuse practices. Please add a risk factor that addresses the risk to the Trust and its investors due to potential market manipulation and abuse practices in the EU carbon market.

Response: The Registration Statement has been revised accordingly.

January 16, 2024

Determination of Required Deposits, page 30

2.	Comment: Refer to your response to comment 8. Please revise to clearly show the impact to the Trust’s NAV and the NAV per share of selling multiple Creation Baskets at a discount over time. In this regard, it appears that your table is showing the discount to an Authorized Participant per EUA basket deposit and does not show the cumulative impact to the Trust's NAV and the NAV per share. In your analysis, please revise to remove the assumption that the Trust's NAV per share remains constant, and revise the assumptions such that the Trust's NAV, the NAV per Share and the price per EUA result in EUA basket deposits that would have resulted in a fractional EUA but for your policy of disregarding fractional EUAs.

Response: The Registration statement has been revised accordingly.

Plan of Distribution, page 35

3.	Comment: Please revise to identify your Authorized Participants.

Response: The Registration Statement has been revised accordingly.

Description of the Trust

Calculating NAV, page 37

4.	Comment: Refer to your response to comment 9. Please revise your table on page 38 to clarify that the Daily EUA Futures are traded on the ICE ENDEX with one contract representing 1,000 EUAs.

Response: Registrant notes that it has determined to use the EUA End of Day Index value as opposed to the settlement price of Daily EUA Futures to calculate its NAV. The EUA End of Day Index is a measure of the end of day price of spot EUAs, so it reflects the prices of the asset held by the Trust and a comparison to the settlement prices of the Daily EUA Future, or any other measurement of the price of EUAs, would serve no purpose. Therefore the referenced chart has been deleted.

5.	Comment: Refer to your response to comments 1 and 9. Please tell us why you consider the Daily EUA Future price as a more accurate measure of the price of EUAs than the spot market when “the price of the spot EUA is substantially identical to the settlement price for the Daily EUA Future.”

Response: As noted in response 4 above, Registrant has determined to calculate the NAV using the EUA End of Day Index value as published by the EEX instead of the settlement price of Daily EUA Futures.

January 16, 2024

Performance, Financials and Other Information, page 55

6.	Comment: We note your response to prior comment 11. In order to help us further evaluate the applicability of ASC 946, please address the following:

●	Confirm for us that the Trust has appropriately concluded that it is not a 1940 Act Investment Company.

●	More fully evaluate whether you meet the fundamental characteristics of an investment company as defined by ASC 946 by referencing disclosure supporting your exit strategy (e.g., ASC 946-10-55-7) and telling us whether you provide investments services, and if so, whether they are substantive (e.g., ASC 946-10-55-5).

●	More fully evaluate the ASC 946-10-55-16 guidance related to the more than one investor typical characteristic.

Response: Registrant confirms that it has appropriately concluded that it is not an “investment company,” as defined in the Investment Company Act of 1940, as amended (the “1940 Act”), because the Registrant holds itself out as being and will be primarily engaged in the business of investing in EUAs, which are not securities within the meaning of Section 2(a)(36) of the 1940 Act.

As discussed in prior response 11, the Trust possesses all of the fundamental characteristics of an investment company as defined by ASC 946. The investment objective of the Trust is for the Shares to reflect the performance of the price of EUAs, less the expenses of the Trust’s operations. The Trust intends to achieve this objective by investing substantially all of its assets in EUAs. Barring the forced liquidation of the Trust, the Trust will not purchase or sell EUAs directly, although the Sponsor may sell EUAs to pay certain expenses. Instead, when it sells or redeems its Shares, it will do so in “in-kind” transactions. Authorized Participants will deliver EUAs to the Trust in exchange for Shares when they purchase Shares, and the Trust will deliver EUAs to such Authorized Participants when they redeem Shares from the Trust. See “Prospectus Summary – Trust Objective” in the Registration Statement. ASC 946-10-55-7 states that “an investment company whose business purpose and substantive activities include realizing capital appreciation should have an exit strategy for how it plans to realize the capital appreciation of its investments.” While the investment strategy of the Trust is to acquire and hold EUAs, any disposition of EUAs by the Trust will be done by selling EUAs on the EEX or other exchange where the trading of spot EUAs takes place. Any appreciation in the value of the EUAs held by the Trust will be reflected in the sale price of the EUAs on the applicable exchange. Additionally, the Trust provides no investment-related services (as described in ASC 946-10-55-5) to other entities. It simply holds the EUAs that it receives through the sale of Creation Units.

Registrant notes that it will operate as an exchange-traded fund with its Shares offered to the public upon the effectiveness of the Registration Statement and the listing of its Shares on the NYSE Arca. The Trust expects its Shares to be widely held by retail and institutional investors that acquire Shares in the secondary market. As such, the Trust clearly will have more than one investor and will pool the funds from those investors to invest in EUAs. Hence, the Registrant fully meets the typical characteristic of an investment company of having more than one investor.

7.	Comment: Please provide your ASC 820 principal market accounting analysis that supports the belief you expressed in your response to prior comment 11 that the Daily EUA Futures price as established by ICE ENDEX represents the fair value of an EUA in accordance with ASC 820. That analysis should address, but not be limited to, the following:

●	Explain why you believe the Daily EUA Futures market is the principal market for the EUAs the trust will hold. In this regard, we note that ASC 820-10-35-6 requires use of the price in the principal market for the asset or liability being fair valued and that the asset you are measuring, EUAs, does not appear to be a futures contract.

●	Tell us if the Trust has access to the EEX spot market and if not, why. See ASC 820-10-35-6A.

January 16, 2024

●	By reference to the four types of markets defined in ASC 820, clarify for us to what type of market “OTC” refers and how it operates.

●	Explain how your principal market determination contemplates your disclosure on page 36 that the Trust will cause EUAs to be sold through dealers in OTC transactions or directly on the EEX, ICE Endex, and Nasdaq Oslo exchanges. See ASC 820-10-35-5A. As part of this explanation, clarify how you considered the fact that the Trust only transacts with Authorized Participants and what you mean when you state “the Trust will cause EUAs to be sold” in certain markets.

Response: Registrant notes that the EUAs held by the Trust will be valued at fair value under ASC 820 using the EUA End of Day Index value as published by the EEX. The EUA End of Day Index is published by the EEX and is based on the prices at which EUAs traded in the EEX spot market over the prior day. The EEX is the primary market for EUAs, based on the following factors:

●	The EEX is the sole auction platform on which auctions for new EUAs are conducted; and

●	The EEX is the sole market that has contracted with the European Union to run a secondary market in spot EUAs.

The Trust also has access to the EEX spot market through brokers that buy and sell EUAs on the EEX, like any other U.S. ETF that can buy and sell securities on a U.S. national securities exchange through a broker. Therefore, the EUA End of Day Index is the appropriate price to use to value the Trust’s holdings because EEX is the principal market for EUAs, as required by ASC 820-10-35-6.

As noted in the Registration Statement, the Trust may sell EUAs in OTC transactions. The OTC market is a “dealer market,” as described in ASC 820, where dealers that transact in EUAs for their own accounts publish bids throughout the trading day to acquire EUAs. The Trust will be able to sell EUAs to a participating dealers at the current bid price at any time during the EUA trading day. In this case, the Trust will deliver the required number of EUAs to the Union Registry account of the purchasing dealer.

According to ASC 820-10-35-5A, “[i]n the absence of evidence to the contrary, the market in which the reporting entity normally would enter into a transaction to sell the asset or to transfer the liability is presumed to be the principal market.” The Trust may sell EUAs (the phrase “cause EUAs to be sold” is synonymous with “sell EUAs”) to raise any cash necessary to pay Trust expenses. In that case, the Trust will either sell EUAs in OTC transactions or on an exchange that serves as a venue for spot EUA transactions. Currently, the only exchange on which spot EUA transactions are executed is the EEX. Therefore, the EEX should be considered the principal market for EUAs and the EUA End of Day Index disseminated by the EEX should be considered the fair value of an EUA.

The sale of EUAs by the Trust to pay Trust expenses does not relate in any way to the sale and redemption transactions in Trust Shares with Authorized Participants. The Trust does not sell EUAs to Authorized Participants; rather, the Trust sells its Shares to Authorized Participants. The fact that the Trust sells and redeems Creation Units in exchange for in-kind deposits of EUAs does not mean that a market other than EEX is the principal market for EUAs, just as the sale and redemption of shares of equity ETFs in exchange for in-kind deposits of stocks does not mean that a market other than the exchange on which the stocks trade is a primary market for those stocks.

Best regards,

/s/ Eric Simanek
Eric Simanek
202-383-0262
ericsimanek@eversheds-sutherland.us